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Exhibit 4.7

DragonWave Inc.	For the three and six months ended August 31 2009

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian $000's

unaudited

	Note	As at August 31, 2009	As at February 28, 2009
Assets
Current Assets
Cash and cash equivalents		21,349	8,504
Short term investments		—	14,994
Accounts receivable	4	26,002	10,523
Other receivables		1,240	720
Inventory	3	15,346	14,238
Prepaid expenses		746	173
Future income tax asset		207	—

		64,890	49,152
Long Term Assets
Property and equipment		4,130	2,676
Future income tax asset		139	—
Deferred financing	14	657	—

		4,926	2,676
Total Assets		69,816	51,828

Liabilities
Current Liabilities
Line of credit	4	587	641
Accounts payable and accrued liabilities		20,128	5,640
Taxes payable		246	37
Deferred revenue		1,562	2,215

		22,523	8,533
Commitments	7
Shareholders' equity
Capital stock	5	120,001	119,925
Contributed surplus	5	1,744	1,230
Deficit		(74,452)	(77,860)

		47,293	43,295
Total Liabilities and Shareholders' Equity		69,816	51,828

On behalf of the Board:

(s) GERRY SPENCER Director	(s) CLAUDE HAW Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE INCOME AND DEFICIT

Expressed in Canadian $000's except share and per share amounts unaudited

		Three months ended		Six months ended
	Note	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
REVENUE	11	35,509	10,572	51,459	21,297
Cost of sales	3	20,584	6,945	31,024	13,289

Gross profit		14,925	3,627	20,435	8,008

EXPENSES
Research and development		3,544	2,594	6,568	5,725
Selling and marketing		3,567	2,783	6,106	5,407
General and administrative		1,819	1,133	3,050	2,263
Investment tax credits		(60)	(50)	(120)	(100)

		8,870	6,460	15,604	13,295

Income (Loss) from operations		6,054	(2,833)	4,830	(5,287)
Interest income		10	179	44	433
Interest expense		(15)	(9)	(22)	(18)
Gain on sale of property and equipment		35	—	35	—
Foreign exchange gain (loss)		70	997	(1,616)	1,265

Income (Loss) before income taxes		6,154	(1,666)	3,271	(3,607)
Income tax expense		(209)	(11)	(209)	(11)
Future income tax recovery		346	—	346	—

Net and Comprehensive Income (Loss)		6,291	(1,677)	3,408	(3,618)
Deficit, beginning of period		(80,743)	(73,812)	(77,860)	(71,871)

Deficit, end of period		(74,452)	(75,489)	(74,452)	(75,489)

Income (Loss) per share
Basic	6	0.22	(0.06)	0.12	(0.13)
Diluted	6	0.21	(0.06)	0.12	(0.13)
Weighted Average Shares Outstanding
Basic	6	28,620,162	28,555,335	28,594,700	28,517,929
Diluted	6	29,675,696	28,555,335	29,281,050	28,517,929

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian $000's

unaudited

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Operating Activities
Net Income (loss)	6,291	(1,677)	3,408	(3,618)
Items not affecting cash
Depreciation	336	260	639	495
Stock-based compensation	302	157	544	303
Warrant expense	—	(9)	—	2
Unrealized foreign exchange (gain) loss	359	(124)	1,391	(64)
Gain on sale of fixed asset	(35)	—	(35)	—
Benefit on recognition of future income tax asset	(346)	—	(346)	—
Accrued interest on fair value of short-term investments	—	—	—	150

	6,907	(1,393)	5,601	(2,732)
Changes in non-cash working capital items	(5,709)	(1,711)	(4,258)	(2,450)

	1,198	(3,104)	1,343	(5,182)

Investing Activities
Acquisition of property and equipment	(1,501)	(347)	(2,093)	(670)
Maturity of short-term investments	—	—	14,994	31,758

	(1,501)	(347)	12,901	31,088

Financing Activities
Change in line of credit	1	22	(54)	26
Exercise of warrants	—	—	—	150
Issuance of common share net of issuance costs	35	—	46	—

	36	22	(8)	176

Effect of foreign exchange on cash and cash equivalents	(359)	124	(1,391)	64
Net increase in cash and cash equivalents	(626)	(3,305)	12,845	26,146
Cash and cash equivalents at beginning of period	21,975	31,002	8,504	1,551

Cash and cash equivalents at end of period	21,349	27,697	21,349	27,697

Cash paid during the period for interest	15	9	22	18

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul equipment.

        These consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] applicable to interim financial statements and follow the same accounting policies and methods of application as the Company's consolidated financial statements for the year ended February 28, 2009. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2009 and the accompanying notes.

        A reconciliation to generally accepted accounting principles in the United States has been presented in note 13. These interim consolidated financial statements should be read in conjunction with the financial statements re-filed on September 24, 2009 covering the periods ending May 31, 2009 and February 28, 2009.

2. ACCOUNTING POLICIES

        There are no new Handbook Sections as issued by the CICA which affect the current period.

3. INVENTORY

        Inventory is comprised of the following:

	August 31 2009	February 28 2009
Raw materials	4,227	6,368
Work in process	1,544	455
Finished goods	6,697	4,822

Total production inventory	12,468	11,645
Inventory held for customer service/warranty	2,878	2,593

Total inventory	15,346	14,238

        Cost of sales for the three and six months ended August 31, 2009 were $20,584 and $31,024 respectively [three and six months ended August 31, 2008—$6,945 and $13,289 respectively], which included $18,932 and $28,861 [three and six months ended August 31, 2008—$6,447 and $12,296 respectively] of costs associated with inventory. The remaining costs of $1,652 and $2,163 [three and six months ended August 31, 2008—$498 and $993 respectively] related principally to freight, warranty and other direct costs of sales.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

3. INVENTORY (Continued)

        For the three and six month periods ended August 31, 2009, the Company recognized an impairment charge on inventory of $329 and $353 respectively [three and six months ended August 31, 2008—$6 and $155 respectively].

4. LINE OF CREDIT

        As at August 31, 2009, the Company had drawn $587 [February 28, 2009—$641], on an operating credit facility with a limit of U.S.$10,000 [February 28, 2009—C$5,000]. Interest is calculated at the bank's U.S. prime rate of interest plus 1.75% and resulted in a weighted average effective rate of 4.59% and 4.25% for the three and six months ended August 31, 2009 [three and six months ended August 31, 2008—5.89% and 6.06%]. The draw on the line of credit is denominated in both Canadian [C$240] and U.S. [U.S.$316] currencies. An additional U.S.$1,571 has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on accounts receivable. The Company was in compliance with the financial covenants included in the lending agreement as at August 31, 2009.

        The Company also holds a capital expenditure facility with a limit of U.S.$3,000 [February 28, 2009—Nil]. This facility was not utilized as at August 31, 2009.

5. SHAREHOLDERS' EQUITY

Capital Stock

	August 31 2009	February 28 2009
Issued and outstanding
28,633,995 [Feb 28, 2009—28,559,297]
Common shares	120,001	119,925
Contributed surplus	1,744	1,230

	121,745	121,155

        During the three months and six months ended August 31, 2009, the Company repurchased 315 restricted shares from departing employees [year ended February 28, 2009—3,221 shares].

        On March 11 and May 22, 2008, the Company issued 36,446 and 78,534 common shares respectively. These shares were issued as a result of the Company's bank exercising three separate warrants for cash consideration of $150.

        During the six month period ended August 31, 2009, shares outstanding increased by 74,698. This increase is attributed warrant exercises [4,905], option exercises [66,246], restricted shares repurchased [315], and share issuances as a result of participation in the employee share purchase plan [3,862].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        On January 29, 2009 the Board of Directors of the Company approved the adoption of a shareholder rights plan (the "Rights Plan"). The Rights Plan is intended to provide the Company's board with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company's shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly and offer fair value, and permits bids that meet certain requirements intended to protect the interests of all shareholders.

        The Rights Plan was approved by the Toronto Stock Exchange and was ratified by the Company's shareholders on June 9, 2009 at the Company's Annual and Special Meeting of the shareholders. The complete Rights Plan is filed separately and available at www.sedar.com.

Contributed Surplus

        The following table provides details of the amount recorded to contributed surplus:

	August 31 2009	February 28 2009
Fair value of warrants	66	66
Stock based compensation—Stock option	1,678	1,164

	1,744	1,230

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 4,295,091 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and may generally be exercised at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Options	Weighted average exercise price
	#	$
Options outstanding at February 28, 2009	2,075,918	3.37
Granted	52,337	3.13
Cancelled and expired	(4,400)	3.55
Exercised	(53,600)	0.10

Options outstanding at May 31, 2009	2,070,255	3.30
Granted	102,379	6.04
Cancelled and expired	(24,771)	4.25
Exercised	(12,646)	2.86

Options outstanding at August 31, 2009	2,135,217	2.93

        The Company has recognized $302 and $544 for the three and six months ended August 31, 2009 respectively as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and six months ended August 31, 2008—$157 and $303].

        On May 14, 2009, the Company exchanged outstanding options held by employees with exercise prices in excess of the fair market value for new options with an exercise price of $3.38 [fair market value at May 14, 2009]. The new options were granted with an additional year of vesting, and an expiry date one year later than the original grant. This exchange affected 371,150 issued and outstanding options. The period expense of $216 associated with this exchange will be recognized immediately for options already vested on May 14, 2009 [expense of $86] with the remainder recognized rateably over the remaining vesting period. On June 9, 2009, the shareholders of the Company ratified a similar modification for officers of the Corporation affecting 290,000 outstanding options. The exchange has the same characteristics as the exchange executed for employees with the exception of the exercise price set at $4.45. The period expense of $197 associated with this exchange will be recognized immediately for options already vested on June 9, 2009 [expense of $83] with the remainder recognized rateably over the remaining vesting period. During the three months ended August 31, 2009 the expense related to the vesting of the above mentioned options resulted in the Company recognizing $19 of compensation expense.

        Prior to the initial public offering ["IPO"] on April 19, 2007, the fair value of options were estimated at the date of grant using the minimum value option pricing model with the following assumptions: risk-free interest rate of 2% to 4%, a dividend yield of nil, and an average expected life of four years.

        Pursuant to the IPO, the Company calculates the fair value of options granted at the date of grant using the Black-Scholes Model.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        The following are the weighted average values used in determining the fair value:

	Three months ended August 31 2009	Twelve months ended Feb 28 2009
Volatility	111%	61.2%
Risk free rate of return	1.84%	1.6%
Dividend yield	Nil	Nil
Avg. Expected life	4 yrs	4 yrs

        The 102,379 options granted during the three month period ended August 31, 2009 were determined to have a fair value of $459.

        The following table summarizes information about the Company's stock options outstanding and exercisable on August 31, 2009:

	Options outstanding			Options exercisable
Exercise Price	Number of options	Weighted Avg remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$	#	(yrs)	$	#	$
0 - 2.00	450,500	4.21	1.37	—	—
2.01 - 3.50	829,125	1.83	2.46	649,424	2.46
3.51 - 5.00	712,337	4.17	3.85	310,826	3.88
5.00 - 6.44	143,255	4.72	5.94	16,380	5.61

	2,135,217	3.31	2.93	976,630	2.97

Restricted Shares

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan included provisions to allow employees to purchase common shares as restricted stock. The restrictions are removed at a rate of 25% one year from purchase and 1/36th of the remaining 75% per month thereafter.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        The following is a life to date summary of restricted stock activity:

	Restricted Stock	Weighted average exercise price
	#	$
Granted	1,839,296	0.01
Vested	(1,794,634)	0.01
Restricted stock repurchased on employee departure	(31,863)	0.01

Unvested restricted stock at August 31, 2009	12,799	0.01

        These restricted stocks vest at various dates with a vesting period of 48 months.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees contribution at a rate of 25%. The shares contributed by the Company will vest 12 months after issuance. During the three and six months ended August 31, 2009 a total of 1,978 and 3,861 shares were issued for proceeds of $11 and $17 respectively.

Warrants

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase U.S.$315 and U.S.$35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 42,171 common shares at a purchase price of $9.10 per share. The warrants, which carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        On March 31, 2005, the Company issued to its bank the right to purchase $120 of Class B Preferred shares of the Company which carries a cashless conversion privilege and expires on March 31, 2010. On September 9, 2005, the Company issued to their bank the right to purchase $30 of Class B Preferred shares of the Company which carries a cashless conversion privilege and expires on September 9, 2010. On January 31, 2007, the Company issued to their bank the right to purchase $152 of Class B Preferred shares of the Company which expire on January 31, 2012. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 157,068 common shares at a purchase price of $1.91 per share. The fair value was determined using the Black-Scholes Model at the date of issuance using a volatility factor of 75%, risk free interest rate between 4% and 4.5%, dividend yield of nil and expected life of 5 years. The fair value of the warrants was established at $329. During the three months ended May 31, 2008, the

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

warrants mentioned above were exercised and resulted in proceeds of $150 being paid to the Company. The warrants and its associated proceeds previously recorded as contributed surplus are now recorded in share capital. On March 11, 2008, the Company's bank exercised 78,534 warrants in exchange for 36,446 common shares. The bank utilized the cashless conversion provision within the agreement resulting in no additional funds being paid to the Company. On May 22, 2008, the Company's bank exercised 78,534 warrants in exchange for 78,534 common shares. The warrants were valued at $1.91 per common share.

        In consideration for entering into a convertible debt agreement with certain lenders, the Company issued warrants to the lenders which, pursuant to the capital reorganization on April 19, 2007, resulted in the determination of the number of common shares available for purchase, and the corresponding exercise price. As at August 31, 2009, outstanding warrants entitle the holders to purchase an aggregate of 178,287 common shares at a purchase price of $3.555 per share. A cashless conversion is permitted based on a formula detailed in the warrant agreement. The warrants become exercisable on April 19, 2007, and expires on April 19, 2010. During the three months ended August 31, 2009, 11,581 warrants were exercised resulting in the issuance of 4,905 shares after giving effect to the cashless conversion feature. The value of common shares increased by $17 with a corresponding decrease in contributed surplus.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.55 per share. The warrant expires 10 years after the date of issuance. The warrants shall vest based on the achievement of pre-determined business milestones. As at August 31, 2008, a revenue reduction provision in the amount of $66 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

6. NET INCOME PER SHARE

        The following table illustrates the dilutive impact on net income per share including the effect of outstanding options and warrants (000s, except share and per share amounts):

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Basic Net Income (Loss) per share
Net Income (Loss)	6,291	(1,677)	3,408	(3,618)
Weighted average number of shares outstanding	28,620,162	28,555,335	28,594,700	28,517,929

Net Income (Loss) per share	0.22	(0.06)	0.12	(0.13)

Diluted Net Income (Loss) per share
Net Income (Loss)	6,291	(1,677)	3,408	(3,618)
Weighted average number of shares outstanding	28,620,162	28,555,335	28,594,700	28,517,929
Dilutive effect of warrants	73,412	—	21,982	—
Dilutive effect of stock options	982,122	—	664,368	—

Adjusted weighted average number of shares outstanding	29,675,696	28,555,335	29,281,050	28,517,929

Net Income (Loss) per share	0.21	(0.06)	0.12	(0.13)

7. COMMITMENTS

        Future minimum operating lease payments as at August 31, 2009 per fiscal year are as follows:

$
2010	527
2011	1,059
2012	750
2013	77
Thereafter	13

2,426

        In addition to the commitments noted above, on December 1, 2008, the Company issued a letter of credit to support a guarantee with a European bank. The guarantee expires on April 30, 2010 and has an amount of up to 860,000 Euros. The Company is selling equipment to an integrator who will resell the equipment to a service provider. The Company will be required to fulfill its obligations under the guarantee in the event that the service provider defaults on its obligations to the bank. The Company has recourse against the integrator in the event that the guarantee is exercised.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

7. COMMITMENTS (Continued)

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

8. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a board member. During the three and six months ended August 31, 2009, the Company paid $266 and $469 [three and six months ended August 31, 2008—$202 and $407 respectively], relating to the rent and operating costs associated with this real estate. These amounts have been allocated amongst various expense accounts.

        The Company also purchased products and services from a company significantly influenced by a Board Member. Total net product and services purchased during the three and six months ended August 31, 2009 were $5,126 and $6,441 respectively [three and six months ended August 31, 2008—$2,589 and $6,175 respectively], and the value owing for net purchases at August 31, 2009 was $1,377 [February 28, 2009—$1,405] and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and ultimately in cost of sales.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

9. FINANCIAL INSTRUMENTS

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31 2009	February 28 2009
Held for Trading(1)	21,349	23,498
Loans and receivables(2)	26,124	11,243
Other financial liabilities(3)	19,088	5,934

(1)
Includes cash and cash equivalents, and short-term investments

(2)
Includes accounts receivable and other receivables

(3)
Includes line of credit, accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, accounts receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

9. FINANCIAL INSTRUMENTS (Continued)

approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents with variable interest rates expose the Company to interest rate risk on these financial instruments. The Company pays interest on its line of credit at the bank's prime rate of interest plus 1.75%, and has interest rate risk exposure due to changes in the bank's prime rate.

Credit risk

        The Company is exposed to credit risk with respect to accounts receivable in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to accounts receivable by performing credit reviews for each of its customers. As at August 31, 2009, one customer exceeded 10% of the total receivable balance. This customer represents 78% [February 28, 2009—20%] of the trade receivables balance.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer. As at August 31, 2009, 19% of trade receivables (net of allowances), are considered at least one day past due.

Foreign exchange risk

        The following table summarizes the proportion of its financial assets held in foreign currencies. Proportions are shown after conversion into Canadian dollars as at August 31, 2009:

	CDN Dollars	U.S. Dollars	Other Currency	Total
	%	%	%	%
Cash and cash equivalents	38	60	2	100
Accounts Receivable and other receivables	5	93	2	100
Line of credit, accounts payable and accrued liabilities	30	69	1	100

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company's financial results are reported in Canadian dollars while it conducts a significant portion of its business activities in foreign currencies, primarily U.S. dollars. The assets, liabilities, revenue and expenses that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the Canadian dollar had appreciated 1% against all foreign currencies at August 31, 2009, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a reduction of after tax net income of $256 for

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

9. FINANCIAL INSTRUMENTS (Continued)

the three month period ended August 31, 2009 [six months ended August 31, 2008—$342]. If the Canadian dollar had depreciated 1% against all foreign currencies at August 31, 2009, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an additional $256 of after tax net income for the three month period ending August 31, 2009 [six months ended August 31, 2008—$342].

Liquidity risk

        Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

10. CAPITAL MANAGEMENT

        The Company defines capital as its shareholders equity. The Company manages its capital in order to maintain flexibility and respond to changes in economic and/or marketplace conditions. In order to increase shareholder value, the Company may adjust its capital structure by issuing new shares, purchasing shares for cancellation or raising debt. At this time, the Company does not utilize debt facilities as part its capital management strategy with the exception of an operating line of credit. For the three months ended August 31, 2009, the Company has not distributed dividends to its shareholders. The Company is not subject to any externally imposed requirements other than disclosed in note 4; and there were no changes in the Company's approach to capital management during the three month period ended on August 31, 2009.

11. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	Three months ended				Six months ended
	August 31, 2009		August 31, 2008		August 31, 2009		August 31, 2008
	$	%	$	%	$	%	$	%
Canada	1,158	3%	1,248	12%	2,124	4%	3,068	15%
North America (excluding Canada)	30,711	87%	6,396	60%	42,597	83%	12,635	59%
Europe, Middle East, and Africa	2,965	8%	2,751	26%	5,992	12%	5,167	24%
Other	675	2%	177	2%	746	1%	427	2%

	35,509		10,572		51,459		21,297

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

12. ECONOMIC DEPENDENCE

        The Company is dependent on a key customer with respect to revenue. This customer represents approximately 77% and 69% of sales respectively for the three and six months ended August 31, 2009 [three and six months ended August 31, 2008—8% and 24% respectively].

13. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net loss and comprehensive loss as reported under Canadian GAAP to net loss and comprehensive loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Net and comprehensive income (loss) in accordance with Canadian GAAP	6,291	(1,677)	3,408	(3,618)
Share-based compensation	12	(36)	14	(73)

Net and Comprehensive income (loss) in accordance with U.S. GAAP	6,303	(1,713)	3,422	(3,691)

        The following table details the computation of U.S. GAAP for basic and diluted loss per share:

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Net and Comprehensive income (loss) in accordance with U.S. GAAP	6,303	(1,713)	3,422	(3,691)
Weighted average number of shares	28,620,162	28,555,335	28,594,700	28,517,929
Basic income (loss) per share	0.22	(0.06)	0.12	(0.13)
Weighted average number of shares—diluted	29,675,696	28,555,335	29,281,050	28,517,929
Diluted income (loss) per share	0.21	(0.06)	0.12	(0.13)

        There was no effect of the above adjustments on the total shareholders' equity.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

13. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, the Company was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards SFAS No. 123(R) "Share-based payments" ["SFAS 123(R)"]. This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of SFAS 123(R) are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. SFAS 123(R) was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied SFAS 123(R) and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

        As a result of adopting SFAS 123(R), which does not permit the use of the minimum value method additional compensation expense has been recorded under U.S. GAAP for the three and six month periods ended August 31, 2009 and August 31, 2008 and for the years ended February 28, 2009 and February 29, 2008.

        During the three-month periods ended May 31 and August 31, 2009, the Company modified certain outstanding stock options by reducing the exercise price of the options and extending their contractual life by one year. Under Canadian GAAP, in calculating the value of the option immediately prior to the modification, its expected life was limited to the remaining life of the previously granted option. Under U.S. GAAP, in accordance with SFAS 123(R), the expected life of the option was re-evaluated immediately prior to the modification and was not limited to the remaining expected life of the un-modified option. As a result, compensation cost recorded for the three-month periods ended May 31 and August 31, 2009 related to the modification under U.S. GAAP is less than the amount recorded under Canadian GAAP.

        SFAS 123(R) does not permit the use of the minimum value method. The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

14. SUBSEQUENT EVENT

        On September 24, 2009 the Company announced that it has filed a registration statement in the United States concurrently with a preliminary short form base PREP prospectus [the "Preliminary Prospectus"] in all of the provinces of Canada, except Quebec. This will constitute the Company's initial public offering of common shares in the United States [the "U.S. IPO"]. In connection with the filling of the Preliminary Prospectus and the U.S. IPO, the Company proposes to offer 7,454,050 common shares and certain selling shareholders propose to offer 5,518,250 common shares [the "Offering"]. In connection with its U.S. IPO, the Company has received conditional approval to list its common shares on the NASDAQ Global Market. Listing of the common shares on NASDAQ will be subject to the Company fulfilling all applicable listing requirements.

        The Company has agreed to grant the underwriters in respect to the offering an over-allotment option to purchase 15% of the common shares sold pursuant to the Offering, exercisable at any time, in whole or in part, up to 30 days from the closing of the Offering. The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing.

        The common shares of the Company will be registered in the United States pursuant to a registration statement filed under a multi-jurisdictional disclosure system permitted for certain Canadian companies filing registration statements in the United States. The registration statement has been filed with the United States Securities and Exchange Commission but has not yet become effective. The common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

        The costs incurred to date and classified as a deferred financing asset will be applied against the proceeds of the Offering in shareholders' equity.

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  Exhibit 4.7
CONSOLIDATED BALANCE SHEETS Expressed in Canadian $000's unaudited
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT Expressed in Canadian $000's except share and per share amounts unaudited
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in Canadian $000's unaudited
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian $000's except share and per share amounts unaudited August 31, 2009